(As filed with the Securities and Exchange Commission June 19, 2002)

File No. 70-9641

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POS-AMC
(Post Effective No. 12)
on
FORM U-1/A
APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

KeySpan New England, LLC
One Beacon Street
Boston, Massachusetts 02108
(Names of companies filing this statement and addresses
of principal executive offices)

KeySpan Corporation

(Name of top registered holding company parent of each applicant or declarant)

Steven L. Zelkowitz
Executive Vice President and General Counsel
KeySpan Corporation
One MetroTech Center
Brooklyn, New York 11201

(Name and address of agent for service)

The Commission is requested to mail copies of all orders,
notices and other communications to:
Laura V. Szabo, Esq.
Dickstein Shapiro Morin & Oshinsky LLP
2101 L Street, N.W.
Washington, DC 20037

     The record in this proceeding is hereby supplemented as follows:

     ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION

       A.  Summary of Prior Proceedings.

         By order dated November 7, 2000 in this proceeding (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"), the Commission authorized KeySpan Corporation ("KeySpan") to acquire all of the issued and outstanding common stock of Eastern Enterprises ("Eastern"), an exempt holding company (collectively, the "Applicants"). The transaction was consummated on November 8, 2000, and KeySpan registered with the Commission as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day.

         As described in the Merger Order and KeySpan's underlying merger application ("Merger Application"), KeySpan is a diversified public utility registered holding company. As a result of its acquisition of Eastern, KeySpan directly or indirectly owns the following seven public utility companies: (i) The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York, which distributes natural gas at retail to residential, commercial and industrial customers in the New York City Boroughs of Brooklyn, Staten Island and Queens; (ii) KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island, which distributes natural gas at retail to customers in New York State located in the counties of Nassau and Suffolk on Long Island and the Rockaway Peninsula in Queens County; (iii) KeySpan Generation LLC, which owns and operates electric generation capacity located on Long Island that is sold at wholesale to the Long Island Power Authority; (iv) Boston Gas Company d/b/a KeySpan Energy Delivery New England ("Boston Gas"), which distributes natural gas to customers located in Boston and other cities and towns in eastern and central Massachusetts; (v) Essex Gas Company d/b/a KeySpan Energy Delivery New England ("Essex Gas"), which distributes natural gas to customers in eastern Massachusetts; (vi) Colonial Gas Company d/b/a KeySpan Energy Delivery New England ("Colonial Gas"), which distributes natural gas to customers located in northeastern Massachusetts and on Cape Cod; and (vii) EnergyNorth Natural Gas, Inc. d/b/a KeySpan Energy Delivery New England ("ENGI"), which distributes natural gas to customers located in southern and central New Hampshire, and the City of Berlin located in northern New Hampshire. KeySpan, through its subsidiaries (including through Eastern), engages in energy related non-utility activities as described in the Merger Order.1

         As described in the Merger Order and Merger Application, Eastern owns several subsidiary corporations including Midland Enterprises Inc. ("Midland"), a non-utility company which, directly and through its subsidiaries, engages in activities primarily consisting of the

1 The issue of KeySpan's retention of certain of its non-utility subsidiaries is pending before the Commission. In the Merger Order, the Commission reserved jurisdiction with respect to the retention by KeySpan of the following non-utility subsidiaries (collectively, the "Retainable Subsidiaries"): (i) KeySpan Services, Inc. and its subsidiaries; (ii) ENI Mechanical, Inc. and its subsidiaries; (iii) Eastern Enterprises Foundation ("EEF"); (iv) Eastern Urban Services, Inc. ("EUS"); (v) Eastern Associated Securities Corp. ("EASC"); and (vi) PCC Land Company, Inc. ("PCC"). On June 27, 2001, KeySpan filed with the Commission post-effective amendments Nos. 7 and No. 8 in File No. 70-9641 requesting that the Commission release jurisdiction over the retention of the Retainable Subsidiaries and allow KeySpan to retain these companies. A Commission determination on the post-effective amendments is pending.

operation of a marine transportation business, including the barge hauling of coal and other cargo.2 The Merger Order required divestiture of Midland and the Midland Subsidiaries within three years of the date of the Merger Order (i.e., by November 8, 2003) in order to comply with Section 11(b) (1) of PUHCA which limits a registered holding company to ownership of a single integrated public-utility system and to such non-utility businesses as are reasonably incidental or economically necessary or appropriate to the operations of the integrated utility system.

         On May 29, 2002, the Commission issued an order approving KeySpan and Eastern’s application in File No. 70-9995 for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company (“Conversion Order”).3On May 31, 2002, pursuant to the Conversion Order, Eastern and KeySpan New England, LLC (“KNE LLC”), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity. As the surviving entity and successor-by-merger to Eastern, KNE LLC (i) has succeeded to Eastern’s ownership interests in the gas utilities and the non-utility subsidiaries owned by Eastern including Midland and the Midland Subsidiaries and (ii) is successor of Eastern with respect to its commitments and authorizations set forth in the Merger Order and their underlying applications and post-effective amendments.

         B.  Subsequent Actions.          On January 24, 2002, KeySpan and Eastern (now known as KNE LLC) entered into a definitive agreement with Landgrove Corp. ("Landgrove"), pursuant to which KNE LLC, as successor to Eastern, has agreed to sell and Landgrove has agreed to acquire Midland and the Midland Subsidiaries. Under the terms of the agreement, prior to the closing date Midland and certain of the Midland Subsidiaries will be converted or merged into single-member limited liability companies.4 Subsequently, on the closing date, Landgrove will purchase all of the LLC interests of the successor limited liability company to Midland ("Midland LLC"). In consideration, Landgrove will pay KNE LLC $133 million in cash, subject to adjustment, plus cash on the books at closing (currently estimated to be approximately $30 million), plus the amount (at closing) of an intercompany receivable (the "MHS Note") due from Eastern (now known as KNE LLC) to

2 As described in the Merger Order, Midland's direct and indirect subsidiaries are as follows: The Ohio River Company; The Ohio River Company Traffic Division, Inc.; Orgulf Transport Co.; Orsouth Transport Co.; Red Circle Transport Co.; Capital Marine Supply, Inc.; Chotin Transportation, Inc.; Eastern Associated Terminals Company; Minnesota Harbor Service, Inc.; Federal Barge Lines, Inc.; River Fleets, Inc.; Hartley Marine Corp.; The Ohio River Terminals Company; Port Allen Marine Service, Inc.; and West Virginia Terminals, Inc. (the "Midland Subsidiaries").

3Holding Co. Act Rel. No. 27532.

4Each of the following Midland Subsidiaries will be converted to or merged into single-member limited liability companies: Capital Marine Supply, Inc., Eastern Associated Terminals Company, Federal Barge Lines, Inc., Hartley Marine Corp., The Ohio River Company, The Ohio River Terminals Company, Orgulf Transport Co., Orsouth Transport Co. and River Fleets, Inc. (collectively, the "Converted Subsidiaries"). The conversion or merger of Midland and the Converted Subsidiaries into single-member limited liability companies will require consents of certain third parties. KeySpan's non-utility subsidiaries (which include Midland and the Converted Subsidiaries) have Commission authorization to engage in the types of intracorporate reorganizations described above. See KeySpan Corp., Holding Co. Act Rel. No. 35-27272 (Nov. 8, 2000).

Minnesota Harbor Service, Inc. ("MHS"), a wholly-owned subsidiary of Midland (currently estimated to be approximately $73.5 million).5 Accordingly, the net proceeds from the Midland sale will be approximately $236.5 million ("Net Proceeds").

         The sale of the Midland LLC interests will be treated for federal income tax purposes as a sale of the Midland assets by KeySpan in exchange for the Net Proceeds of approximately $236.5 million plus the assumption of Midland’s liabilities (currently estimated to be approximately $212.5 million), consisting primarily of mortgages and accounts payable. KeySpan will be considered the seller of those assets for federal income tax purposes because, as limited liability companies, KNE LLC, Midland and the Converted Subsidiaries will be disregarded entities treated as divisions of KeySpan.

         The Net Proceeds will be used as follows (“Use of Net Proceeds”): (i) KNE LLC will use a portion to retire the MHS Note due December 31, 2006 and payable by KNE LLC to MHS, a subsidiary of Midland; (ii) KNE LLC will distribute the remaining proceeds of approximately $163 million to KeySpan; and KeySpan will use the distribution proceeds to retire securities constituting third party debt.6

         C.  Further Relief Requested.          In order to comply with Section 1081 of the Internal Revenue Code of 1986 (the “Code”), as amended, KeySpan requests that the Commission issue a further order in this proceeding confirming that the proposed disposition of Midland and the Midland Subsidiaries as described above (and specifically including the conversion of Eastern to KNE LLC, Midland and the Converted Subsidiaries to limited liability companies and the sale of the interests in Midland LLC pursuant to which Landgrove will acquire all of the assets and all of the liabilities of Midland and the Midland Subsidiaries) complies with the requirements of the Merger Order as to the disposition of Midland and is necessary or appropriate to effectuate Section 11(b)(1) of PUHCA. In addition, because Section 1081(b)(2) of the Code requires that any “nonexempt property” (including cash and assumed liabilities) be expended within 24 months for property other than nonexempt property in accordance with an order of the Commission and because Section 1081(b)(3) of the Code would treat Landgrove’s assumption of Midland’s liabilities as an expenditure for property other than nonexempt property if the assumption was in accordance with a Commission order, KeySpan also requests that the Commission’s order approve, as necessary or appropriate to effectuate Section 11(b)(1) of PUHCA, (a) KNE LLC’s and KeySpan’s Use of Net Proceeds from such disposition to (as described above) retire KNE LLC’s note payable to MHS and securities of KeySpan constituting third party debt, and (b) KeySpan’s receipt of the portion of the consideration for Midland in the form of Landgrove’s assumption of the liabilities of Midland and the Midland Subsidiaries.

5Pursuant to Rule 44(c), the Applicants hereby notify the Commission of their intent to sell Midland as described herein in order to comply with the Merger Order’s directive to divest of Midland in order to comply with Section 11(b)(1) of PUHCA.

6Pursuant to the Financing Order (as defined in Item 1.D below) or applicable Commission rules, KeySpan has authority to issue or refinance debt. Rule 42 allows KeySpan to retire or redeem debt.

         The 1081 relief requested by the Applicants is similar to the relief the Commission granted to Progress Energy with respect to the divestiture of its barge company in order to comply with Section 11(b)(1) of PUHCA and Nisource, Inc.7

         D.  Rules 53 and 54

         The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

         KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At March 31, 2002, KeySpan’s anticipated or current “aggregate investment” as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $525,588,000, or about 150% of KeySpan’s “consolidated retained earnings,” also as defined in Rule 53(a)(1), for the period ended March 31, 2002. However, with respect to Rule 53(a)(1), the Commission determined in the KeySpan in the November 8, 2000 order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (“Financing Order”) that investments in EWGs and FUCOs in an amount of up to 250% of consolidated retained earnings is allowed and would not have the adverse effects set forth in Rule 53(c). In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan’s EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under PUHCA to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the proposed transaction since it does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

         With respect to capitalization, there has been no material adverse impact on KeySpan’s consolidated capitalization resulting from KeySpan’s investments in EWGs and FUCOs. As of March 31, 2002, KeySpan’s consolidated capitalization consisted of 38.86% equity and 61.14% debt. These ratios comply with the requirement in KeySpan’s Financing Order that KeySpan’s common equity will be at least 30% of its capitalization; the divestiture of Midland and the Midland Subsidiaries will have no adverse impact on KeySpan’s ability to satisfy that requirement. The financing application upon which the Financing Order was based indicated that KeySpan’s consolidated common equity to total capitalization ratio would be approximately 35% at the time KeySpan acquired Eastern (now known as KNE LLC). In addition, at March 31, 2002, KeySpan’s senior unsecured debt was rated “investment grade” by all the major rating agencies.

         ITEM 2  FEES, COMMISSIONS AND EXPENSES          The estimated fees, commissions and expenses in connection with the proposed transaction are approximately $1,000,000.

7 See Progress Energy, Holding Co. Act Rel. No. 27442 (Sept. 21, 2001); NiSource, Inc., Holding Company Act Rel. No. 27525 (April 30, 2002).

         ITEM 3  APPLICABLE STATUTORY PROVISIONS

         Applicants consider Section 11(b)(1) of the Act and Rules 44(c), 53 and 54 to be applicable to the proposed transaction. To the extent that the activities described herein require approval under any other sections of the Act and the Commission’s rules thereunder are or may be applicable to the Transaction, Applicants request such approval and demonstrate compliance herein.

         ITEM 4  REGULATORY APPROVALS          The Hart-Scott- Rodino Act (“HSR Act”) and the rules and regulations thereunder provide that certain transactions, including the proposed sale of Midland and the Midland Subsidiaries, may not be consummated until certain information has been submitted to the Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and specified HSR Act waiting period requirements have been satisfied. On December 14, 2001, Eastern and Landgrove submitted Notification and Report Forms and required information to the DOJ and FTC. Counsel for the HSR Act applicants have been advised by the DOJ and the FTC that they have completed their review of the transaction.

         With respect to the reorganizations of Midland and certain of the Midland Subsidiaries into limited liability companies as described in Item I.B above, certain pro forma filings will be made with the secretary of state in which the applicable company is organized (i.e., Delaware, Louisiana and West Virginia, as applicable) for acceptance in order to effectuate the reorganizations.

         Other then the order of the Commission requested in Item 1C. above, the HSR Act clearance and the state filings described above, no other federal or state regulatory approvals are required with respect to the sale of Midland and its subsidiaries.

         ITEM 5  PROCEDURE

         The Applicants request that the Commission issue its supplemental order in this proceeding as soon as its rules allow. Issuance of the supplemental order is a condition precedent to the closing of the sale of Midland and the Midland Subsidiaries. The parties would like to close the sale of Midland to Landgrove as soon as possible.

         ITEM 6  EXHIBITS

         The following additional exhibit, as listed in ITEM 6 – EXHIBITS AND FINANCIAL STATEMENTS, is filed herewith:

         Exhibit N -    Promissory Note from Eastern Enterprises to MHS

         Exhibit O-1  Opinion of Counsel

         Exhibit O-2  Past Tense Opinion of Counsel (To be filed pursuant to Rule 24)

SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                           KeySpan Corporation

                                           By:          /s/
                                           ___________________________________
                                           Name:  Steven L. Zelkowitz
                                           Title: Executive Vice President and
                                                  General Counsel

                                           KeySpan New England, LLCs

                                           By:          /s/
                                           ___________________________________
                                           Name:  Richard A. Rapp, Jr.
                                           Title:    Secretary